Garrett Music Academy, LLC

Statement of Cash Flows
January - July, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	42,693.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-3,470.35
Capital One 9980	-1,059.00
Credit One Bank	-60.00
Olio	-782.72
Accrued Payroll	150.00
Comptroller of Maryland Payable	92.38
Gift Certificate	473.50
Loan Payable Krista Garrett	100.00
OnDeck	-19,254.67
Payroll Liabilities	-217.91
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-24,028.77**
Net cash provided by operating activities	**$18,664.93**
INVESTING ACTIVITIES	
Shareholder Loan	147.16
Net cash provided by investing activities	**$147.16**
FINANCING ACTIVITIES	
EBF Loan	-16,200.00
IMS Loan	-9,112.50
LG Funding	-8,832.00
PPP Funds	12,035.00
Stripe Loan	5,489.92
Net cash provided by financing activities	**$ -16,619.58**
NET CASH INCREASE FOR PERIOD	**$2,192.51**
Cash at beginning of period	6,143.97
CASH AT END OF PERIOD	**$8,336.48**